Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF DESIGNATIONS

OF

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

OF

GEOMET, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

The undersigned, J. Darby Seré, hereby certifies that:

I.	He is the duly elected and acting Chairman of the Board, President and Chief Executive Officer of GeoMet, Inc., a Delaware corporation (the “Corporation”).

II.	That the Certificate of Designation of Series A Convertible Redeemable Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on September 10, 2010 (the “Certificate of Designation”).

III.	That this Certificate of Amendment to the Certificate of Designation amends certain provisions of Section 5(e)(ii) and Section 4(c) as set forth below, which amendments were duly adopted by the Board of Directors of the Corporation in accordance with the General Corporation Law of the State of Delaware.

IV.	That Section 5(e)(ii) of the Certificate of Designation is hereby deleted in its entirety and replaced with the following language:

“(ii) Adjustment of Conversion Price Upon Issuances of Additional Shares of Common Stock. Except as set forth in Subsections 5(e)(iv), (v), (vi) and (vii), if the Company issues or is deemed to issue Additional Shares of Common Stock to any person (including without limitation in connection with a material corporate transaction) without consideration or for a consideration per share less than the then-existing Conversion Price per share of Common Stock on the Measurement Date, then the Conversion Price will be reduced, effective at the close of business on the Measurement Date, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction:

(A) the numerator of which will be the sum of (x) the number of shares of Common Stock outstanding, on a fully diluted basis, immediately prior to the Measurement Date plus (y) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price in effect immediately prior to the Measurement Date, and

(B) the denominator of which will be the sum of (x) the number of shares of Common Stock outstanding immediately prior to the Measurement Date plus (y) the number of such Additional Shares of Common Stock issuable or so issued.”

V.	That Section 4(c) of the Certificate of Designation is hereby deleted in its entirety and replaced with the following language:

“(c) So long as at least 750,000 shares of Series A Preferred Stock are outstanding, as adjusted for stock dividends, splits, combinations and similar events, and except as otherwise provided by law, the Company may not take any of the following actions without the prior vote or written consent of holders representing at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, voting together as a separate class:

(i) any increase (including by way of merger, consolidation or otherwise) in the total number of authorized or issued shares of Series A Preferred Stock, except as required for the payment of Dividends;

(ii) any authorization, creation or issuance (including by way of merger, consolidation or otherwise) of any Senior Securities or Parity Securities (including but not limited to any convertible debt of the Company of any kind);

(iii) any issuance of any Additional Shares of Common Stock or other Junior Securities that are convertible into Additional Shares of Common Stock to any person (including without limitation in connection with a material corporate transaction) without consideration or for a consideration per share (with regard to other Junior Securities, on an as-converted basis) less than the then-existing Conversion Price per share of Common Stock on the Measurement Date;

(iv) any redemption, acquisition or other purchase of any Parity Securities or any Junior Security, except for such redemptions, acquisitions or other purchases of (A) Common Stock up to $5 million in the aggregate, and (B) shares of Preferred Stock in accordance with the terms thereof;

(v) a Change in Control;

(vi) a Liquidation Event; or

(vii) any contract or other arrangement to do any of the foregoing.”

VI.	That the holders representing approximately 59% of the issued and outstanding shares of Series A Convertible Redeemable Preferred Stock of the Corporation approved said proposed amendment in accordance with Section 4(b) of the Certificate of Designation and Section 242 of the General Corporation Law of the State of Delaware. Accordingly, this amendment has been duly adopted in accordance with the applicable provisions of Section 4(b) of the Certificate of Designation and Section 242 of the General Corporation Law of the State of Delaware.

VII.	This Certificate of Amendment to the Certificate of Designation shall become effective upon the filing of such certificate with the Secretary of State of the State of Delaware, which filing shall not occur less than twenty calendar days following the filing by the Corporation of a Definitive Information Statement on Schedule 14C describing the foregoing amendment with the U.S. Securities and Exchange Commission.

(remainder of page intentionally left blank)

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Designation has been signed on behalf of the Corporation by its Chairman of the Board, President and Chief Executive Officer as of December 21, 2010.

GEOMET, INC,

By:	/s/ J. Darby Seré
J. Darby Seré
Chairman of the Board, President
and Chief Executive Officer

4